# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DAKTRONICS INC /SD/, CIK 0000915779
CUSIP: 234264109
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 201 DAKTRONICS DRIVE, BROOKINGS, South Dakota (SD), 57006
Date of event which requires filing of this statement: 08/07/2026
Filed by CIK 0001734916
Persons authorized to receive notices and communications: CONNOR HALEY, ALTA FOX CAPITAL MANAGEMENT, LLC, 640 Taylor Street, Suite 2522, Fort Worth, Texas (TX), 76102, (817) 639-2369; Michal Riha, STANDISH COMPLIANCE, 200 Crescent Court, Suite 1300, Dallas, Texas (TX), 75201, 817.659.2985

## Reporting persons
- Alta Fox Opportunities Fund, LP (CIK 0001734916): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,130,324; sole dispositive power 0; shared dispositive power 2,130,324; aggregate amount beneficially owned 2,130,324 (4.4% of the class)
- Alta Fox GenPar, LP (CIK 0002046794): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,130,324; sole dispositive power 0; shared dispositive power 2,130,324; aggregate amount beneficially owned 2,130,324 (4.4% of the class)
- Alta Fox Equity, LLC (CIK 0002046809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,130,324; sole dispositive power 0; shared dispositive power 2,130,324; aggregate amount beneficially owned 2,130,324 (4.4% of the class)
- ALTA FOX CAPITAL MANAGEMENT, LLC (CIK 0001858353): type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,130,324; sole dispositive power 0; shared dispositive power 2,130,324; aggregate amount beneficially owned 2,130,324 (4.4% of the class)
- Haley Patrick Connor (CIK 0001914940): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,130,324; sole dispositive power 0; shared dispositive power 2,130,324; aggregate amount beneficially owned 2,130,324 (4.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: DAKTRONICS INC /SD/
Address of issuer's principal executive offices: 201 DAKTRONICS DRIVE, BROOKINGS, South Dakota (SD), 57006
Comment: The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ('Amendment No. 7'). Except as specifically amended by this Amendment No. 7, the Schedule 13D remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by Alta Fox Opportunities were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Exhibit 1, which is incorporated by reference herein. The aggregate purchase price of the 2,130,324 Shares beneficially owned by Alta Fox Opportunities is approximately $13,206,579, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 (a)-(c) are hereby amended and restated to read as follows: The aggregate percentage of Shares reported owned by each person named herein is based upon 48,305,826 Shares outstanding, as of July 20, 2026, which is the total number of Shares outstanding as reported in the Issuer's 2026 definitive proxy statement (DEF 14A) filed with the Securities and Exchange Commission on July 28, 2026.

Alta Fox Opportunities

(a) As of the date hereof, Alta Fox Opportunities beneficially owns 2,130,324 Shares.
Percentage: Approximately 4.41%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,130,324
3. Sole power to dispose or direct the disposition: 0
4.Shared power to dispose or direct the disposition: 2,130,324

(c) The transactions in the Shares owned by Alta Fox Opportunities during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Alta Fox GP

(a) Alta Fox GP, as the general partner of Alta Fox Opportunities, may be deemed the beneficial owner of the 2,130,324 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 4.41%

(b) 1. Sole power to vote or direct vote: 0
2.Shared power to vote or direct vote: 2,130,324
3.Sole power to dispose or direct the disposition: 0
4.Shared power to dispose or direct the disposition: 2,130,324

(c) Alta Fox GP has not entered into any transactions in the Shares during the past sixty days.
Transactions in the class effected during the past sixty days:
Alta Fox LLC

(a) Alta Fox LLC, as the general partner of Alta Fox GP, may be deemed the beneficial owner of the 2,130,324 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 4.41%

(b) 1. Sole power to vote or direct vote: 0
2.Shared power to vote or direct vote: 2,130,324
3.Sole power to dispose or direct the disposition: 0
4.Shared power to dispose or direct the disposition: 2,130,324

(c) Alta Fox LLC has not entered into any transactions in the Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds:
Alta Fox Capital

(a) Alta Fox Capital, as the investment manager of Alta Fox Opportunities, may be deemed the beneficial owner of the 2,130,324 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 4.41%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,130,324
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,130,324

(c) Alta Fox Capital has not entered into any transactions in the Shares during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Mr. Haley

(a) Mr. Haley, as the sole owner, member and manager of each of Alta Fox Capital and Alta Fox LLC, may be deemed the beneficial owner of the 2,130,324 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 4.41%

(b) 1. Sole power to vote or direct vote: 0
2.Shared power to vote or direct vote: 2,130,324
3.Sole power to dispose or direct the disposition: 0
4.Shared power to dispose or direct the disposition: 2,130,324

(c) Mr. Haley has not entered into any transactions in the Shares during the past sixty days.

On August 7, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock of the Issuer. Accordingly, this Amendment constitutes an 'exit filing' and is the final amendment to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 1: Transactions in the Shares.

## Signatures
- Alta Fox Opportunities Fund, LP: /s/ Alta Fox GenPar, LP, its general partner, P. Connor Haley, Authorized Signatory (08/11/2026)
- Alta Fox GenPar, LP: /s/ Alta Fox Equity, LLC, its general partner, P. Connor Haley, Authorized Signatory (08/11/2026)
- Alta Fox Equity, LLC: /s/ P. Connor Haley, its manager, Title: Authorized Signatory (08/11/2026)
- ALTA FOX CAPITAL MANAGEMENT, LLC: /s/ P. Connor Haley, its manager, Authorized Signatory (08/11/2026)
- Haley Patrick Connor: /s/ P. Connor Haley, Authorized Signatory (08/11/2026)